UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

July 2020

Date of Report (Date of Earliest Event Reported)

Embotelladora Andina S.A.

(Exact name of registrant as specified in its charter)

Andina Bottling Company, Inc.

(Translation of Registrant´s name into English)

Avda. Miraflores 9153

Renca

Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes☐ No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form 6-K is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes ☐ No ☒

Earnings Release

2Q
20

July 28, 2020

Contact in Santiago, Chile
Andrés Wainer, Chief Financial Officer
Ignacio Morales, Finance and Treasury Manager
(56-2) 2338-0520 / andina.ir@koandina.com

Conference call details
Wednesday, July 29, 2020
11:00 am Chile – 11:00 am EST

Dial-In Participants
U.S.A. 1 (877) 830-2576
International (outside U.S.A.) 1 (785) 424-1726
Access code: ANDINA

Replay
U.S.A. 1-844-488-7474
International (outside U.S.A.) 1-862-902-0129
Access code: 29981287
Replay available until August 13, 2020

Audio
Available at www.koandina.com
Thursday, August 30, 2020

Coca-Cola ANDINA

EXECUTIVE SUMMARY

Consolidated Sales Volume for the quarter was 137.3 million unit cases, decreasing 14.6% regarding the same quarter of the previous year. Accumulated consolidated Sales Volume reached 335.6 million unit cases, representing a 6.3% decrease regarding the previous year.

Company figures reported are the following:

•	Consolidated Net Sales reached CLP 312,303 million during the quarter, a 17.8% decrease regarding the same quarter of the previous year. Accumulated consolidated Net Sales reached CLP 809,296 million, representing a 3.7% decrease regarding the previous year.

•	Consolidated Operating Income[1] reached CLP 16,240 million during the quarter, representing a 53.8% decrease regarding the same quarter of the previous year. Accumulated consolidated Operating Income reached CLP 90,999 million, a 13.1% decrease regarding the previous year.

•	Consolidated Adjusted EBITDA[2] decreased by 31.4% regarding the same quarter of the previous year, reaching CLP 42,827 million during the quarter. Adjusted EBITDA Margin reached 13.7%, a contraction of 273 basis points regarding the same quarter of the previous year. Accumulated consolidated Adjusted EBITDA reached CLP 145,124 million, which represents an 8.5% decrease regarding the previous year. Adjusted EBITDA Margin for the period was 17.9%, a contraction of 95 basis points regarding the previous year.

•	Net Income attributable to the owners of the controller for the quarter reached CLP 1,302 million, which represents a 91.4% decrease regarding the same quarter of the previous year. Accumulated Net Income attributable to the owners of the controller was CLP 48,797 million, representing a 20.8% decrease regarding the previous year.

Comment of the Chief Executive Officer, Mr. Miguel Ángel Peirano

“This second quarter of the year was marked by the effect of COVID-19 on our operations. We have taken all necessary measures to protect our workers, while maintaining the continuity of the operation by serving our customers and consumers. Quarantines and social distancing implemented by the governments of the different countries where we operate, have resulted in a drop in our volumes, mainly in the on-premise channel, because of the closing of restaurants and bars. It is worth mentioning that the volume drop was more pronounced in April (-20.8%) and May (-17.1%), months during which quarantines were stricter in all four operations, and already in June, consolidated volume fell by only 4.2%, mainly due to less stringent quarantines in Argentina, Brazil and Paraguay and the measures taken by operations to adapt to this new environment, and July would be closing with a similar figure. We have also reviewed our expenses and investments, which has allowed us to maintain a healthy cash flow and high liquidity. We are convinced that we will come out of this crisis strengthened and we will take advantage of the lessons learned to accelerate our path to be more efficient in our processes, flexible to change and rapid in our decisions.

Regarding the market, during this situation we are focusing on supporting our customers who were impacted and especially strengthening the traditional channel (Mom & Pops), which by its capillarity and closeness is fulfilling a key role in supplying our consumers. In turn, we are boosting our online sales, which have grown significantly in Chile through our platform micocacola.cl and have multiplied sales by six-fold.

We will continue developing our returnable packaging platform, which has always been a priority for Andina and has once again demonstrated its value by enabling our products to be offered at affordable values in sustainable packaging, in line with the needs of our consumers during these difficult times for all the economies in which we operate.

Some milestones I would like to mention for the quarter are the extension of Tienda Coca-Cola to new provinces in Argentina, the leadership we achieved for the first time in the whiskey market in Chile, the direct takeover of a major distributor in Paraguay (1.5% of the volume), and the increase in the soft drinks’ returnability mix in all our operations, highlighting the increases in Argentina (+11 percentage points), Brazil (+6 points) and Chile (+7 points).

Finally, in the context of COVID-19, I would like to mention that the Company has continued to directly support the communities where it operates, highlighting the free supply of our products (water/juices/soft drinks) to hospitals, food banks, foundations, corporations and municipalities, in addition to the disposition of our trucks to distribute food boxes, and money donations to some institutions. In total the Company has donated more than 1,100,000 liters of product, as well as over CLP 1.6 billion in money donations, most of these, in the case of Chile through the Confederation of Production and Commerce."

_________________

1 Operating Income considers Revenues, Cost of Sales, Distribution Costs, and Administrative Expenses included in the Financial Statements filed with Chile’s Financial Market Commission and set in accordance to IFRS.

2 Adjusted EBITDA considers Revenues, Cost of Sales, Distribution Costs and Administrative Expenses included in the Financial Statements filed with Chile’s Financial Market Commission and set in accordance to IFRS, plus Depreciation.

NYSE: AKO/A; AKO/B
BOLSA DE COMERCIO DE SANTIAGO: ANDINA-A; ANDINA-B
www.koandina.com

CONSOLIDATED RESULTS: 2nd Quarter 2020 vs. 2nd Quarter 2019

Figures of the following analysis are set according to IFRS, in nominal Chilean pesos, both for consolidated results and for the results of each of our operations. All variations regarding 2019 are nominal. It is worth mentioning that the devaluation of local currencies regarding the U.S. dollar has a negative impact on our dollarized costs and the devaluation of local currencies with respect to the Chilean peso has a negative impact on the consolidation of figures. The following chart shows the exchange rates used:

Exchange rates used	Local currency/USD (Average exchange rate)		CLP / Local currency (Average exchange rate*)
	2Q19	2Q20	2Q19	2Q20
Argentina	44.0	67.7	16.0	11.7
Brazil	3.92	5.39	174.52	152.62
Chile	684	822	N.A.	N.A.
Paraguay	6,260	6,603	0.11	0.12

*Except Argentina, where the closing exchange rate is used, pursuant to IAS 29

Consolidated Sales Volume during the quarter was 137.3 million unit cases, representing a decrease of 14.6% regarding the same period in 2019, explained by the decrease in volume in all countries where we operate. Transactions reached 550.8 million in the quarter, representing a 36.6% decrease regarding the same quarter of the previous year. The significant difference between the drop in volumes and transactions results from the substantial decrease in the on-premise channel given that most of this channel has been closed, whose volume is almost completely immediate consumption.

Consolidated Net Sales reached CLP 312,303 million, a 17.8% decrease, explained by the volume decline in the four operations, particularly in Argentina and Chile, as well as by a drop in average prices in Argentina and Paraguay.

Consolidated Cost of Sales decreased by 13.7%, which is mainly explained by (i) lower volume in the four operations, (ii) an increase in the mix of future consumption within the soft drinks category, which carries a lower average cost than immediate consumption, and (iii) a decrease in the cost of PET resin. These effects were partially offset by the devaluation of local currencies regarding the U.S. dollar, with a negative effect on dollarized costs.

Consolidated Distribution Costs and Administrative Expenses decreased by 14.9%, which is mainly explained by (i) a reduction in advertising expenses and labor costs in the four operations, as well as lesser distribution expenses due to lower volumes.

The previously mentioned effects let to a consolidated Operating Income of CLP 16,240 million, a 53.8% decrease. Operating Margin was 5.2%.

Consolidated Adjusted EBITDA reached CLP 42,827 million, decreasing by 31.4%. Adjusted EBITDA Margin was 13.7%, a contraction of 273 basis points.

Net Income attributable to the owners of the controller during the quarter was CLP 1,302 million, a decrease of 91.4% and Net Margin reached 0.4%, a contraction of 359 basis points.

NYSE: AKO/A; AKO/B

BOLSA DE COMERCIO DE SANTIAGO: ANDINA-A; ANDINA-B

www.koandina.com

ARGENTINA: 2nd Quarter 2020 vs. 2nd Quarter 2019

The average quarterly exchange rate was 67.7 ARS/USD, which is compared with an average quarterly exchange rate of 44.0 ARS/USD in the same quarter of the previous year. The depreciation of local currencies with respect to the U.S. dollar has a negative impact on our dollarized costs. In addition, pursuant to IAS 29, the translation of figures from local currency to the reporting currency was performed using the closing exchange rate for the conversion to Chilean pesos of 11.7 CLP/ARS, which is compared to a closing exchange rate of 16.0 CLP/ARS in the same quarter of the previous year; thus, a negative impact on the consolidation of figures is generated. Figures for Argentina in local currency referred to in this section both for 2020 as well as 2019, are expressed in currency of June 2020.

Sales Volume for the quarter decreased by 21.7%, reaching 29.4 million unit cases, explained by volume decreases in all categories. Transactions reached 104.0 million, representing a 41.6% decrease. Our soft drinks market share reached 60.0 points in the quarter. It is worth mentioning that as a result of restrictions related to COVID-19, the surveying company had to change the methodology and sample, therefore figures are not completely comparable to those of previous periods.

Net Sales reached CLP 60,373 million, decreasing by 27.5%. In local currency they decreased by 30.7%, which was mainly explained by the already mentioned volume decrease, and to a lower extent due to lower average prices, which was affected by the lower mix in immediate consumption, as well as by price controls imposed by authorities.

Cost of Sales decreased by 20.8%, In local currency it decreased by 24.4%, which is mainly explained by (i) the drop in volumes sold, (ii) a lower cost of PET resin, and (iii) a lower cost of sugar. These effects were partially offset by the devaluation effect of the Argentine peso on our dollarized costs.

Distribution Costs and Administrative Expenses decreased by 13.0% in the reporting currency. In local currency they decreased by 16.7%, which is mainly explained by the effect of lower volumes on distribution expenses, lower labor costs and lower advertising expenses.

The foregoing effects led to an Operating Income of -CLP 5,111 million, decreasing by 237.8% compared to the CLP 3,710 million of the same period of the previous year. Operating Margin was -8.5%. In local currency Operating Income decreased by 229.2%.

Adjusted EBITDA reached CLP 640 million, a 93.5% decrease. Adjusted EBITDA Margin was 1.1%, a contraction of 1,084 basis points. On the other hand, in local currency Adjusted EBITDA decreased by 93.8%.

Donations that the Company has made in Argentina, under COVID-19, reach 549,000 liters of product, mainly to Fundación Banco de Alimentos (Food Bank Foundation).

BRAZIL: 2nd Quarter 2020 vs. 2nd Quarter 2019

The average quarterly exchange rate was 5.39 BRL/USD, which is compared with an average quarterly exchange rate of 3.92 BRL/USD in the same quarter of the previous year. Depreciation of local currencies against the U.S. dollar has a negative impact on our dollarized costs. Translation of figures from local currency to the reporting currency was performed using the average exchange rate for the conversion to Chilean pesos of 152.62 CLP/BRL, which is compared with 174.52 CLP/BRL in the same quarter of the previous year. Thereby generating a negative impact on the consolidation of figures.

Sales Volume for the quarter reached 54.3 million unit cases, a 6.9% decrease, explained by the volume decrease in the soft drinks, water and juices categories, which was partially offset by a volume increase in the beer category. Transactions reached 224.0 million, which represents a decrease of 27.5%. It is worth mentioning that the drop in volumes and particularly transactions, is mainly due to the closing of a significant part of the on-premise channel. Our soft drinks market share in our Brazilian franchises reached 61.9 points in the quarter, 110 basis points higher regarding the same period of the previous year.

The 22% volume increase of Monster as well as an increased mix in returnable formats for soft drinks which went from 26.0% to 31.9% are both noticeable, despite the drop in volumes.

NYSE: AKO/A; AKO/B

BOLSA DE COMERCIO DE SANTIAGO: ANDINA-A; ANDINA-B

www.koandina.com

Net Sales reached CLP 112,250 million, a decrease of 14.6%. Net Sales in local currency decreased by 2.2%, mainly explained by the already mentioned decline in Sales Volume, which was partially offset by higher average prices, driven by a greater mix and increased price of the beer category.

Cost of sales decreased by 7.4%, while in local currency it increased by 6.2%, which is mainly explained by (i) the negative effect on dollarized costs of the depreciation of the Brazilian Real against the U.S. dollar, (ii) a greater cost of concentrate given the reduction of tax benefits, and (iii) an increase in beer sales, which carries a higher cost per unit case.

Distribution Costs and Administrative Expenses decreased by 28.8% in the reporting currency. In local currency, they decreased by 18.7%, which is mainly explained by lower distribution costs resulting from lower volume sold and from efficiencies, as well from the reduction in labor costs and advertising expenses.

The foregoing effects led to an Operating Income of CLP 12,002 million, a 19.7% decrease. Operating Margin was 10.7%. In local currency, Operating Income decreased by 8.2%.

Adjusted EBITDA reached CLP 18,803 million, a 15.2% decrease regarding the same period of the previous year. Adjusted EBITDA Margin was 16.8%, a contraction of 12 basis points. In local currency, Adjusted EBITDA decreased by 3.2%.

It is worth mentioning that the Company’s donations in Brazil, related to COVID-19, reached 125,000 liters of product, mainly to public hospitals.

CHILE: 2nd Quarter 2020 vs. 2nd Quarter 2019

The average quarterly exchange rate was 822 CLP/USD, which compares to an average quarterly exchange rate of 684 CLP/USD in the same quarter of the previous year. The depreciation of local currencies with respect to the U.S. dollar has a negative impact on our dollarized costs.

Sales Volume during the quarter reached 40.7 million unit cases, which implied a decrease of 19.0%, explained by a decrease of the soft drinks, water and juices categories, partially offset by an increase in the spirits category. Transactions reached 163.1 million, which represents a 44.2% decrease. The closing of the on-premise channel due to COVID-19 was the main reason for the drop in volume and transactions. On the other hand, soft drinks market share reached 65.5 points in the quarter. It is worth mentioning that as a result of restrictions related to COVID-19, the surveying company had to change the methodology and sample, therefore figures are not completely comparable to those of previous periods.

Net Sales reached CLP 108,890 million, an 18.0% decrease, which is mainly explained by the already mentioned Sale Volume decline, and which was partially offset by an increase in average prices. The increase in average prices is mainly explained by a greater mix in the spirits category and was partially offset by a lower mix in immediate consumption.

Cost of Sales decreased by 17.9%, mainly explained by the decrease in volume and the lower cost of PET resin. This was partially offset by the negative effect of the depreciation of the Chilean peso on our dollarized costs.

Distribution Costs and Administrative Expenses decreased by 6.3%, which is mainly explained by lower distribution expenses given the drop in volume, as well as by lower labor costs and advertising expenses.

The aforementioned effects led to an Operating Income of CLP 5,027 million, 57.5% lower when compared to the previous year. Operating Margin was 4.6%.

Adjusted EBITDA reached CLP 16,272 million, a 30.4% decrease. Adjusted EBITDA Margin was 14.9%, a contraction of 266 basis points.

Donations that Andina has made in Chile, under COVID-19, reach 183,000 liters of product, mainly to municipalities and public hospitals, in addition to CLP 1.6 billion in money donations, which are mostly being channeled by the Confederation of Production and Commerce.

NYSE: AKO/A; AKO/B
BOLSA DE COMERCIO DE SANTIAGO: ANDINA-A; ANDINA-B
www.koandina.com

PARAGUAY: 2nd Quarter 2020 vs. 2nd Quarter 2019

The average quarterly exchange rate was 6,603 PYG/USD compared to an average quarterly exchange rate of 6,260 PYG/USD in the same quarter of the previous year. The depreciation of local currencies with respect to the U.S. dollar has a negative impact on our dollarized costs. The translation of figures from local currency to the reporting currency was performed using the average exchange rate of 0.12 CLP/PGY, thereby generating a positive effect upon consolidation of figures.

Sales Volume during the quarter reached 13.1 million unit cases, a decrease of 11.5%, explained by a volume decrease in all categories. Transactions reached 59.7 million, which represents a 33.8% decrease. Both the decrease in volume as well as transactions is mainly due to the almost complete closing of the on-premise channel due to COVID-19. Our soft drinks market share during the quarter reached 76.8 points in the quarter. It is worth mentioning that as a result of restrictions related to COVID-19, the surveying company had to change the methodology and sample, therefore figures are not completely comparable to those of previous periods.

Net Sales reached CLP 31,339 million, reflecting a 4.9% decrease. Net Sales in local currency decreased by 16.6%, which was explained by the already mentioned decline in Sales Volume, and to a lesser extent by lower average prices impacted by the lower mix in immediate consumption.

Cost of Sales in the reporting currency decreased by 4.9%. In local currency it decreased by 16.5%, which is mainly explained by (i) lower volume sold, (ii) lower cost of PET resin, and (iii) the increase in the soft drinks’ future consumption mix, which carries a lower average cost. This was partially offset by the negative effect of the depreciation of the Guaraní on our dollarized costs.

Distribution Costs and Administrative Expenses decreased by 1.0%, and in local currency they decreased by 13.2%. This is mainly explained by lower distribution expenses resulting from lower volume, as well as by lower labor costs and advertising expenses.

The aforementioned effects led to an Operating Income of CLP 5,239 million, lower by 10.4% when compared to the previous year. Operating Margin was 16.7%. In local currency Operating Income decreased by 21.4%.

Adjusted EBITDA reached CLP 8,029 million, a 1.6% decrease and Adjusted EBITDA Margin was 25.6%, an expansion of 88 basis points. In local currency Adjusted EBITDA decreased by 13.7%.

In Paraguay, under COVID-19, the company has donated over 244,000 liters of product, mainly to foundations and the Red Cross.

NYSE: AKO/A; AKO/B
BOLSA DE COMERCIO DE SANTIAGO: ANDINA-A; ANDINA-B
www.koandina.com

ACCUMULATED RESULTS: First Half 2020 vs. First Half 2019

Figures of the following analysis are set according to IFRS, in nominal Chilean pesos, both for consolidated results and for the results of each of our operations. All variations with respect to 2019 are nominal. It is worth mentioning that the devaluation of local currencies with respect to the U.S. dollar has a negative impact on our dollarized costs and that the devaluation of local currencies with respect to the Chilean peso has a negative impact on the consolidation of figures. In addition, according to IAS 29, for the Argentine case, the translation of figures from the local currency to the reporting currency was carried out using closing exchange rates for the translation to Chilean pesos of 11.7 CLP/ARS, which is compared to 16.0 CLP/ARS for the same period of the previous year, thus generating a negative impact on the consolidation of figures. Argentina's figures in local currency referred to in this section, for both 2019 and 2020, are all expressed in June 2020 currency. The following table shows the exchange rates used:

Exchange rates used	Local currency /USD (Average Exchange rate)		CLP/local currency (Average Exchange rate*)
	1H19	1H20	1H19	1H20
Argentina	41.5	64.6	16.0	11.7
Brazil	3.84	4.92	175.65	165.22
Chile	675	813	N.A.	N.A.
Paraguay	6,168	6,570	0.11	0.12

*Except Argentina, where the closing exchange rate is used, pursuant to IAS 29

Consolidated Results

Consolidated Sales Volume reached 335.6 million unit cases, representing a 6.3% decrease with respect to the same period of 2019, mainly explained by the volume decrease in all of the franchises where we operate. On the other hand, transactions reached 1,571.3 million, representing a 17.5% decrease. Consolidated Net Sales reached CLP 809,296 million, a 3.7% decrease.

Consolidated Cost of Sales decreased by 2.2%, which is mainly explained by (i) the Sales Volume decrease in the four operations, (ii) the lower cost of PET resin, and (iii) a shift in the soft drinks’ mix towards future consumption packaging which carry a lower unit cost. These effects were partially offset by the devaluation effect of the Argentine Peso, the Brazilian Real, the Paraguayan Guaraní and the Chilean Peso on our dollarized costs.

Consolidated Distribution Costs and Administrative Expenses decreased by 2.7%, which is mainly explained by lower labor costs in the four operations and by lower advertising expenses in the four operations. This decrease was partially offset by lower other operating income, classified under this item, in Brazil, Chile and Paraguay.

The foregoing mentioned impacts, led to a Consolidated Operating Income of CLP 90,999 million, a decrease of 13.1%. Operating Margin was 11.2%.

Consolidated Adjusted EBITDA reached CLP 145,124 million, a decrease of 8.5%. Adjusted EBITDA Margin was 17.9%, a contraction of 95 basis points.

Net Income attributable to the owners of the controller was CLP 48,797 million, a decrease of 20.8% and net margin reached 6.0%.

Argentina

Sales Volume decreased by 12.6% reaching 75.7 million unit cases. On the other hand, transactions reached 319.4 million, which represents a 21.8% decrease. Net Sales reached CLP 167,368 million, a 13.4% decrease, while in local currency, Net Sales decreased by 17.2%, which was mainly explained by the already mentioned decrease in sales volume and to a lower extent by lower average prices.

Cost of Sales decreased by 13.0%. In local currency it decreased by 16.9%, which is mainly explained by (i) lower sales volume, (ii) lower sugar costs, and (iii) lower PET resin costs. This was partly offset by the effect of the devaluation of the Argentine peso on our dollarized costs.

Distribution Costs and Administrative Expenses decreased by 7.1% in the reporting currency. In local currency they decreased by 11.2% which is mainly explained by (i) the effect of lower volumes on distribution expenses, (ii) lower labor costs and expenses for services provided by third parties, which grew below local inflation, and (iii) lower advertising expenses.

The foregoing mentioned impacts, led to an Operating Income of CLP 11,028 million, a 39.3% decrease. Operating Margin was 6.6%. In local currency Operating Income decreased by 42.2%.

NYSE: AKO/A; AKO/B
BOLSA DE COMERCIO DE SANTIAGO: ANDINA-A; ANDINA-B
www.koandina.com

Adjusted EBITDA reached CLP 23,255 million, a 22.9% decrease. Adjusted EBITDA Margin was 13.9%, a contraction of 172 basis points. On the other hand, Adjusted EBITDA Margin in local currency decreased by 26.5%.

Brazil

Sales Volume decreased by 2.3%, reaching 121.4 million unit cases. The volume decrease is explained by the drop in the soft drinks and juices categories, partially offset by a volume growth in the water and beer categories. On the other hand, transactions reached 578.4 million, which represents a 12.8% decrease. Net Sales reached CLP 282,520 million, a 1.5% decrease. In local currency, Net Sales increased by 2.7% regarding the same period of the previous year, due to greater average prices, which is mainly explained by higher prices and beer mix, which was partially offset by the already mentioned volume decrease.

Cost of Sales increased by 4.9%, while in local currency it increased by 9.6%, which is mainly explained by (i) the negative effect over dollarized costs of the depreciation of the Brazilian real against the U.S. Dollar, (ii) greater concentrate costs due to lower tax benefits, and (iii) the increase of beer in the sales mix, which carries a higher cost. These effects were partially offset by a lower price of PET resin.

Distribution Costs and Administrative Expenses decreased by 5.1% in the reporting currency, and in local currency they decreased by 1.1%. This is mainly explained by lower distribution freight expenses, as well as by lower labor costs, partially offset by lower other operating income, classified under this item.

The foregoing mentioned impacts, led to an Operating Income of CLP 32,752 million, a 22.2% decrease. Operating Margin was 11.6%. In local currency, Operating Income decreased by 19.6%.

Adjusted EBITDA reached CLP 47,277 million, a 16.2% decrease regarding the previous year. Adjusted EBITDA Margin was 16.7%, a contraction of 293 basis points. In local currency Adjusted EBITDA decreased by 12.9%.

Chile

Sales Volume reached 108.0 million unit cases, representing a 5.8% decrease, explained by a decrease of the soft drinks, juices and water categories, which was partially offset by increased volumes in the spirits category. On the other hand, transactions reached 510.1 million, representing a 19.7% decrease. Net Sales reached CLP 283,342 million, a 2.2% decrease, explained by the already mentioned decrease in Sales Volume, partially offset by higher average prices during the period. The higher average price during the period is mainly explained by a greater mix in the spirits category and by greater soft drinks’ prices, which were partially offset by a lower mix of immediate consumption, particularly during the second quarter.

Cost of Sales decreased by 4.0%, which is mainly explained by (i) the lower volume sold, (ii) a reduction in PET resin costs, and (iii) a shift in the soft drinks’ mix from immediate to future consumption, which carries a lower average cost. These effects were partially offset by the negative effect of the devaluation of the Chilean peso on our dollarized costs.

Distribution Costs and Administrative Expenses increased by 0.5% which is mainly explained by (i) lower other operating income classified under this item, (ii) greater depreciation, and (iii) higher insurance costs. These costs were partially offset by lower labor costs and advertising expenses.

The foregoing mentioned impacts, led to an Operating Income of CLP 32,534 million, 0.8% higher when compared to the previous year. Operating Margin was 11.5%.

Adjusted EBITDA reached CLP 54,596 million, decreasing by 1.3%. Adjusted EBITDA Margin was 19.3%, an expansion of 18 basis points.

Paraguay

Sales Volume reached 30.9 million unit cases, representing a decrease of 5.9%, explained by the volume decrease in all categories. On the other hand, transactions reached 163.4 million, which represents a 17.1% decrease. Net Sales reached CLP 77,425 million, an increase of 7.7%. In local currency Net Sales decreased by 4.5%, which is explained by the already mentioned decrease in Sales Volume, partially offset by higher average prices.

Cost of Sales increased by 3.3% and in local currency it decreased by 8.4%. This is mainly explained by lower volumes sold and a reduction in the price of sugar as well as that of PET resin.

Distribution Costs and Administrative Expenses increased by 10.7% in the reporting currency. In local currency they decreased by 1.9%, which is mainly explained by lower distribution and transportation freight expenses due to the drop in volumes, as well as by lower advertising expenses. This was partially offset by lower other operating income classified under this item.

NYSE: AKO/A; AKO/B
BOLSA DE COMERCIO DE SANTIAGO: ANDINA-A; ANDINA-B
www.koandina.com

The aforementioned effects led to an Operating Income of CLP 16,970 million, 17.0% higher when compared to the previous year. Operating Margin was 21.9%. In local currency Operating Income increased by 4.1%.

Adjusted EBITDA reached CLP 22,282 million, 16.7% higher when compared to the previous year and Adjusted EBITDA Margin was 28.8%, an expansion of 222 basis points. In local currency Adjusted EBITDA increased by 3.6%.

NON-OPERATING RESULTS FOR THE QUARTER

Net Financial Income and Expense account recorded an expense of CLP 4,547 million, compared to the expenses of CLP 9,557 million for the same quarter of the previous year. This decrease is mainly because a tax credit in Brazil was recorded during this quarter, and the restatement of that credit, which amounts to CLP 4,585 million is accounted for as financial income.

Share of Profit or Loss of Investment in Associates using the Equity Method account went from a CLP 609 million loss to a CLP 239 million profit, which is mainly explained by the recording of a tax credit in Sorocaba, which was partially offset by a fixed asset write-off in Leão.

Other Income and Expenses account recorded a CLP 5,349 million loss, compared with a CLP 669 million profit for the same quarter of the previous year, which variation is mainly explained by the donation managed by Chile’s Confederation of Production and Commerce as part of the Company’s contribution to the community under COVID-19, as well as by a fixed asset write-off in Chile.

Results by Adjustment Units and Exchange Rate Differences account went from a CLP 2,791 million loss to a CLP 3,803 million loss this quarter, mainly because of greater losses from exchange rate differences related to accounts payable to Andina Chile suppliers in U.S. dollars.

Income Tax went from -CLP 7,830 million to -CLP 2,199 million, variation that is mainly explained by the Company’s lower operating income.

CONSOLIDATED BALANCE SHEET

The balance of assets and liabilities as of the closing dates of these financial statements are:

	12.31.2019	06.30.2020	Variation
Assets	CLP million	CLP million	CLP million
Current assets	533,474	676,839	143,365
Non-current assets	1,857,474	1,789,323	-68,151
Total Assets	2,390,948	2,466,162	75,214

	12.31.2019	06.30.2020	Variation
Liabilities	CLP million	CLP million	CLP million
Current liabilities	411,658	308,392	-103,266
Non-current liabilities	1,010,386	1,320,013	309,626
Total Liabilities	1,422,044	1,628,404	206,360

	12.31.2019	06.30.2020	Variation
Equity	CLP million	CLP million	CLP million
Non-controlling interests	20,254	21,011	757
Equity attributable to the owners of the controller	948,650	816,747	-131,903
Total Equity	968,904	837,758	-131,146

At the closing of June, with regard to the closing of 2019, the Argentine peso and the Brazilian real depreciated against the Chilean peso by 7.3% and 23.9%, respectively. This generated a decrease in assets, liabilities and equity accounts due to the effect of translation of figures. On the other hand, the Paraguayan guarani appreciated against the Chilean peso by 3.8%, generating an increase in assets, liabilities and equity accounts, due to the translation of figures.

NYSE: AKO/A; AKO/B
BOLSA DE COMERCIO DE SANTIAGO: ANDINA-A; ANDINA-B
www.koandina.com

Assets

Total assets increased by CLP 75,214 million, 3.1% compared to December 2019.

Current assets increased by CLP 143,365 million, 26.9% compared to December 2019, which is mainly explained by an increase in Cash and Cash Equivalents (CLP 213,537 million), mainly because of greater cash flow availability explained by the Bond issuance in the U.S. market in January of this year. The previous increase was partially offset by a decrease in Trade Accounts and Other Current Accounts Receivable (-CLP 63,811 million) because of seasonal factors since we are comparing with December 2019, the highest selling month of the year, and thus, with high accounts receivable compared to an average month.

On the other hand, non-current assets decreased by CLP 68,151 million, 3.7% regarding December 2019, which is mainly explained by the decrease in Property, Plant and Equipment (-CLP 57,640 million) mainly due to greater depreciation and the negative effect of translation of figures, partially offset by greater investments in cold equipment and packaging. In addition to the previous, there is also a decrease in Intangible Assets Other than Goodwill (-CLP 29,577 million), because of the negative effect of the translation of figures on distribution rights of our subsidiary in Brazil, and the decrease of Other Non-Current Non-Financial Assets (-CLP 29,039 million) given the negative effect of translation of figures on tax credits and judicial deposits in our subsidiary in Brazil. The aforementioned decreases are partially offset by the increase in Other non-Current Financial Assets (CLP 68,637 million) mainly explained by the effect of the depreciation of the Brazilian Real against the U.S. dollar during the period, which increased the mark-to-market of cross currency swaps.

Liabilities and Equity

In total, liabilities increased by CLP 206,360 million, 14.5% compared to December 2019.

Current liabilities decreased by CLP 103,266 million, 25.1% compared to December 2019, which is mainly explained by the decrease in Trade Accounts and Other Current Accounts Payable (-CLP 69,566 million), due to seasonal factors considering that December is the highest selling month of the year and thus, a month with high accounts payable to suppliers. In addition to the previous, there is also a decrease in Current Employee Benefit Provisions (-CLP 16,451 million) and a decrease in Current Accounts Payable to Related Entities (-CLP 15,864 million).

On the other hand, Non-Current Liabilities increased by CLP 309,626 million, 30.6% compared to December 2019, mainly due to the increase in Other Non-Current Financial Liabilities (CLP 366,697 million), mainly explained by the recognition of the liability for issuing the bond on the U.S. market in January of this year and by the mark-to-market liability of cross currency swaps of this same bond.

As for equity, it decreased by CLP 131,146 million, 13.5% compared to December 2019, explained by a decrease in Other Reserves (-CLP 148,477 million) due to the negative effect of translation of figures from foreign subsidiaries and on the mark-to-market of cross currency swaps. The aforementioned decrease is partially offset by Accumulated Earnings in the period (CLP 16,574 million) explained by earnings obtained during the period (CLP 48,797 million) and the restatement of equity balances in our subsidiary in Argentina pursuant to IAS 29 (CLP 19,460 million), partially offset by dividend distributions (-CLP 51,683 million).

FINANCIAL ASSETS AND LIABILITIES

At the closing of June 2020, Total Financial Assets amounted to USD 532 million. This amount is broken down into Cash and Cash Equivalent for USD 452 million and Derivative Hedging Valuation for USD 81 million.

Financial Assets for Cash and Cash Equivalent are invested in time deposits and short-term fixed income mutual funds. In terms of exposure to currencies, these are 72.4% denominated in Chilean pesos, 15.3% in Brazilian reals, 8.6% in Paraguayan Guaraní, 3.5% in U.S. dollars and 0.2% in Argentine pesos.

At the closing of June 2020, financial debt level is USD 1,263 million, of which USD 659 million corresponds to bonds on the international market, USD 573 million to bonds in the local Chilean market and USD 31 million to bank and other debt. It is worth noting the issuance of a bond on the international market made in January 2020 totaling USD 300 million, due 2050, which was completely redenominated to Chilean pesos indexed to inflation (UF).

Financial debt, including the Cross Currency Swap effect, is 54.0% denominated in UF, 31.0% in Chilean pesos, 14.4% in Brazilian reals, 0.6% in U.S. dollars, 0.05% in Paraguayan Guarani and 0.01% in Argentine pesos.

At the closing of June 2020, Net Financial Debt of the Company's Total Financial Assets reached USD 730 million.

NYSE: AKO/A; AKO/B
BOLSA DE COMERCIO DE SANTIAGO: ANDINA-A; ANDINA-B
www.koandina.com

CASH FLOW

	06.30.2019	06.30.2020	Variation
Cash Flow	CLP million	CLP million	CLP million	%
Operating	88,734	96,458	7,724	8.7%
Investment	-57,316	-49,109	8,207	-14.3%
Financing	-50,253	170,411	220,664	-439.1%
Net Cash Flow for the period	-18,835	217,759	236,594	-1,256.1%

During the present period, the Company generated a positive net cash flow of CLP 217,759 million, which is explained as follows:

Operating activities generated a positive net cash flow of CLP 96,458 million, higher than the CLP 88,734 million recorded in the same period of 2019, which is mainly due to lower tax payments and other payments from operating activities, in addition to greater collections from financial interests received.

Investment activities generated a negative cash flow of CLP 49,109 million, with a positive variation of CLP 8,207 million regarding the same period of the previous year, which is mainly explained by lower payments for the purchase of property, plant and equipment in addition to higher compensations from hedging instruments.

Financing activities generated a positive cash flow of CLP 170,411 million, with a positive variation of CLP 220,664 million regarding the same period of the previous year, which is mainly explained by the U.S. dollar bond issuance in the United States.

MAIN INDICATORS

INDICATOR	Definition	Unit	Jun 20	Dec 19	Jun 19	Jun 20 vs Dec 19	Jun 20 vs Jun 19
LIQUIDITY
Current Liquidity	Current Asset Current Liability	Times	2.2	1.3	1.3	69.4%	75.0%

Acid Ratio	Current Asset - Inventory Current Liability	Times	1.8	0.9	0.8	88.2%	121.9%

ACTIVITY
Investments		CLP million	36,944	116,171	60,959	-68.2%	-39.4%

Inventory Turnover	Cost of Sales Average Inventory	Times	3.5	7.0	3.2	-50.6%	7.1%

INDEBTEDNESS
Indebtedness Ratio	Total Liabilities Minority Interest + Equity	Times	1.9	1.5	1.5	32.4%	33.4%

Financial Expenses Coverage	EBIT* Fin. Expenses – Fin. Income	Times	-60.5	225.5	4.1	-126.8%	-1,579.9%

Net Debt/Adjusted EBITDA	Net Debt Adjusted EBITDA*	Times	1.8	1.5	1.7	20.9%	3.4%

PROFITABILITY
On Equity	Net Income for the fiscal year* Average Equity	%	18.2%	19.4%	13.0%	(1.2pp )	5.2 pp
On Total Assets	Net Income for the Fiscal year* Average Assets	%	6.6%	7.5%	5.1%	(0.9pp )	1.6 pp

*Value corresponds to the sum of the last 12 moving months. Equity corresponds to equity attributable to the owners of the controller. EBIT is the result before taxes and interest.

NYSE: AKO/A; AKO/B
BOLSA DE COMERCIO DE SANTIAGO: ANDINA-A; ANDINA-B
www.koandina.com

Liquidity

Current Liquidity showed a positive variation of 69.4% compared to December 2019 explained by the 26.9% increase in current assets mainly explained by the increased availability of cash flows due to the placement of the bond in the U.S. market in January of this year, coupled with the 25.1% decrease in current liabilities, which is explained by the decrease in Trade Accounts and Other Current Accounts Payable due to seasonal factors, considering that December is the highest selling month of the year, and with it a month with high accounts payable to suppliers.

Acid Ratio showed an increase of 88.2% compared to December 2019, for the reasons set out above in addition to a decrease in inventories (10.0%) in the period. With this, current assets excluding inventories recorded a 41.0% increase compared to December 2019.

Activity

At the closing of June 2020, investments reached CLP 36,944 million, reflecting a 39.4% decrease compared to the same period of 2019. Of the total as of June 2019 (CLP 60,959 million), CLP 19,875 million correspond to the effect of applying IFRS 16, as the standard meant recognizing a right-of-use for that amount. Excluding this effect in both periods, investments decreased by 11.2% compared to the same period of the previous year, which is mainly due to the investment review carried out with the aim of maintaining a healthy cash flow and high liquidity.

Inventory Turnover reached 3.5x, recording an increase of 7.1% versus the same period of 2019, mainly because average inventory decreased by 8.6%, which was a greater reduction than that of the cost of sale (-2.2%).

Indebtedness

Indebtedness ratio reached 1.9x as of the closing of June 2020, representing a 32.4% increase regarding the closing of December 2019. This is mainly due to the 14.5% increase in total liabilities compared against December 2019 mainly explained by the bond placement in the U.S. market in January this year, in addition to a 13.5% decrease in total equity compared to December 2019.

The Financial Expenses Coverage indicator records a 126.8% decrease when compared against December 2019, reaching -60.5x mainly explained by increased financial income (12 moving months) by 12.7% due to the impact of recognizing tax credits in Brazil on financial income as of the closing of June 2020.

Net Debt/Adjusted EBITDA was 1.8x, which represents a 20.9% increase versus December 2019. The foregoing is mainly due to the 16.2% increase of Net Debt, mainly explained by the increase in Non-Current Other Financial Liabilities. In addition, there was a 3.9% decrease in Adjusted EBITDA compared to December 2019.

Profitability

Profitability on Equity reached 18.2%, 1.2 percentage points lower compared to December 2019. This result is because the decrease in Net Income for the period was higher than Average Equity, recording variations of -7.4% and -1.5%, respectively. On the other hand, Profitability on Total Assets was 6.6%, 0.9 percentage points lower than the indicator measured in December 2019, explained by the mentioned decrease in Net Income for the period, in addition to the 5.5% increase in Average Assets when compared to December 2019.

MARKET RISK ANALYSIS

The Company’s risk management is the responsibility of the office of the Chief Executive Officer, (through the areas of Corporate Management Control, Sustainability and Risks, which depends on the office of the Chief Financial Officer), as well as each of the management areas of Coca-Cola Andina. The main risks that the Company has identified and that could possibly affect the business are as follows:

Relationship with The Coca-Cola Company

A large part of the Company’s sales derives from the sale of products whose trademarks are owned by The Coca-Cola Company, which has the ability to exert an important influence on the business through its rights under the Licensing or Bottling Agreements. In addition, we depend on The Coca-Cola Company to renew these Bottling Agreements.

Non-alcoholic beverage business environment

Consumers, public health officials, and government officials in our markets are increasingly concerned about the public health consequences associated with obesity, which can affect demand for our products, especially those containing sugar.

The Company has developed a large portfolio of sugar-free products and has also made reformulations to some of its sugary products, significantly reducing sugar contents of its products.

NYSE: AKO/A; AKO/B
BOLSA DE COMERCIO DE SANTIAGO: ANDINA-A; ANDINA-B
www.koandina.com

Raw material prices and exchange rate

Many raw materials are used in the production of beverages and packaging, including sugar and PET resin, the prices of which may present great volatility. In the case of sugar, the Company sets the price of a part of the volume that it consumes with some anticipation, in order to avoid having large fluctuations of cost that cannot be anticipated.

In addition, these raw materials are traded in dollars; the Company has a policy of hedging in the futures market a portion of the dollars it uses to buy raw materials.

Instability in the supply of utilities

In the countries in which we operate, our operations depend on a stable supply of utilities and fuel. Power outages or water shut-offs may result in service interruptions or increased costs. The Company has mitigation plans to reduce the effects of eventual outages or shut offs.

Economic conditions of the countries where we operate

The Company maintains operations in Argentina, Brazil, Chile and Paraguay. The demand for our products largely depends on the economic situation of these countries. Moreover, economic instability can cause depreciation of the currencies of these countries, as well as inflation, which may eventually affect the Company’s financial situation.

New tax laws or modifications to tax incentives

We cannot ensure that any government authority in any of the countries in which we operate will not impose new taxes or increase existing taxes on our raw materials, products or containers. Likewise, we cannot assure that these authorities are going to uphold and/or renew tax incentives that currently benefit some of our operations.

A devaluation of the currencies of the countries where we have our operations, regarding the Chilean peso, can negatively affect the results reported by the Company in Chilean pesos

The Company reports its results in Chilean pesos, while a large part of its revenues and Adjusted EBITDA comes from countries that use other currencies. Should currencies devaluate regarding the Chilean peso, this would have a negative effect on the results of the Company, upon the translation of results into Chilean pesos.

The imposition of exchange controls could restrict the entry and exit of funds to and from the countries in which we operate, which could significantly limit our financial capacity

The imposition of exchange controls in the countries in which we operate could affect our ability to repatriate profits, which could significantly limit our ability to pay dividends to our shareholders. Additionally, it may limit the ability of our foreign subsidiaries to finance payments of U.S. dollar denominated liabilities required by foreign creditors.

Civil unrest in Chile could have a material adverse effect on general economic conditions in Chile and our business and financial condition

Since October 18, 2019, there have been protests and demonstrations in Chile, seeking to reduce inequality, including claims about better pensions, improvement in health plans and reduced health care costs, reduction in the cost of public transportation, better wages, among others. Sometimes demonstrations have been violent, causing damage to public and private property.

We cannot predict the extent to which the Chilean economy will be affected by the civil unrest, nor can we predict if government policies enacted as a response to the civil unrest will have a negative impact on the Chilean economy and our business. Neither can we assure that demonstrations and vandalism will not cause damage to our logistics and production infrastructure. So far, the Company has not been affected in any material respect.

Our business is subject to risks arising from the COVID-19 pandemic

The COVID-19 pandemic has resulted in the countries where we operate taking extraordinary measures to contain the spread of COVID-19, including travel restrictions, closing borders, restrictions or bans on social gathering events, instructions to citizens to practice social distancing, non-essential business closure, quarantine implementation, and other similar actions. The impact of this pandemic has substantially increased uncertainty regarding the development of economies and is most likely to cause a global recession. We cannot predict how long this pandemic will last, or how long the restrictions imposed by the countries where we operate will last.

NYSE: AKO/A; AKO/B
BOLSA DE COMERCIO DE SANTIAGO: ANDINA-A; ANDINA-B
www.koandina.com

Since the impact of COVID-19 is very uncertain, we cannot accurately predict the extent of impact this pandemic will have on our business and our operations. There is a risk that our employees, contractors and suppliers may be restricted or prevented from carrying out their activities for an indefinite period of time, including due to shutdowns mandated by the authorities. Although our operations have not been materially disrupted to date, eventually the pandemic and the measures taken by governments to contain the virus could affect the continuity of our operations. In addition, some measures taken by governments have negatively affected some of our sales channels, especially the closing of restaurants and bars, as well as the prohibition of social gathering events, which affect our sales volumes to these channels. We cannot predict the effect that the pandemic and these measures will have on our sales to these channels, nor whether these channels will recover once the pandemic is over. Nor can we predict how long our consumers will change their consumer spending pattern as a result of the pandemic.

Additionally, a possible outbreak of other epidemics in the future, such as SARS, Zika or the Ebola virus, could also result in a similar impact on our business than COVID-19.

A more detailed analysis of business risks is available in the Company’s 20-F and Annual Report, available on our website.

RECENT EVENTS

COVID-19 impact on our business

Due to the impact that COVID-19 has had on different countries around the world and its arrival in the region where we operate, Coca-Cola Andina is taking the necessary actions to protect its employees and ensure the operational continuity of the company.

Among the measures that have been taken to protect its employees are:

•	Education campaign addressed to our employees on measures to be taken to prevent the spread of COVID-19.

•	Every employee in an environment of potential contagion is returned home.

•	New cleaning protocols in our facilities.

•	Certain practices and work activities are modified, maintaining service to customers:

o	We have proceeded to work from home in all positions where it is possible.

o	All domestic and international work trips have been cancelled.

•	Provide personal protection equipment to all our employees who must continue to work in plants and distribution centers, as well as truck drivers and helpers, including masks and alcohol gel.

Since mid-March, the governments of the countries where the Company operates have taken a number of steps to reduce the infection rate of COVID-19. These measures include closing schools, universities, restaurants and bars, malls, the prohibition of social gathering events, sanitary controls and health check points, and in some cases, total or partial quarantines for a part of the population. Governments in the countries where we operate have also announced economic stimulus measures for families and businesses, including restrictions on dismissals of workers in Argentina. To date, none of our plants have had to suspend their operations.

As a result of the COVID-19 pandemic and the restrictions imposed by the authorities in the four countries where we operate, we have seen great volatility in our sales across channels. During this period, at the consolidated level, we have observed a marked drop in our sales volumes on the on-premise channel, consisting mainly of restaurants and bars, which have mostly had to be temporarily closed. We have also seen a decrease in volume in the supermarket channel, and stable volumes in the traditional (Mom & Pops) and wholesale channels. At the consolidated level, volumes declined 20.8% in April, 17.1% in May, and 4.2% in June, while July would be closing with a similar decline to that of June. Because the pandemic and the measures governments take are changing very rapidly, we believe it is too early to draw conclusions about changes in the long-term consumption pattern, and how these may affect our operating and financial results in the future.

Due to the uncertainty regarding the evolution of the COVID-19 pandemic and the aforementioned government measures, including how long they will persist, and the effect they will have on our volumes and business in general, we cannot predict the effect that these trends will have on our financial situation. However, we consider that the Company will have no liquidity problems or difficulties in complying with the covenants of our bonds. To date, we do not anticipate significant provisions or write-offs. Finally, we have reduced the Company's investment plan this year, reducing it from USD 165 million to USD 90 million.

NYSE: AKO/A; AKO/B
BOLSA DE COMERCIO DE SANTIAGO: ANDINA-A; ANDINA-B
www.koandina.com

Coca-Cola Andina is among the three largest Coca-Cola bottlers in Latin America, servicing franchised territories with almost 54.0 million people, delivering 746.4 million unit cases or 4,238 million liters of soft drinks, juices, and bottled water during 2019. Coca-Cola Andina has the franchise to produce and commercialize Coca-Cola products in certain territories in Argentina (through Embotelladora del Atlántico), in Brazil (through Rio de Janeiro Refrescos), in Chile, (through Embotelladora Andina) and in all of Paraguay (through Paraguay Refrescos). The Chadwick Claro, Garcés Silva, Hurtado Berger, Said Handal and Said Somavía families control Coca-Cola Andina in equal parts. The Company’s proposal to generate value is being a leader in the non-alcoholic beverages market, developing a relationship of excellence with consumers of its products, as well as with its employees, customers, suppliers and with its strategic partner Coca-Cola. For more company information visit www.koandina.com.

This document may contain projections reflecting Coca-Cola Andina’s good faith expectation and are based on currently available information. However, the results that are finally obtained are subject to diverse variables, many of which are beyond the Company's control and which could materially impact the current performance. Among the factors that could change the performance are: the political and economic conditions on mass consumption, pricing pressures resulting from competitive discounts of other bottlers, weather conditions in the Southern Cone and other risk factors that would be applicable from time to time and which are periodically informed in reports filed before the appropriate regulatory authorities, and which are available on our website.

NYSE: AKO/A; AKO/B
BOLSA DE COMERCIO DE SANTIAGO: ANDINA-A; ANDINA-B
www.koandina.com

Embotelladora Andina S.A.
Second Quarter Results for the period ended June 30, 2020. Reported figures, IFRS GAAP.

(In nominal million Chilean pesos, except per share)

	April-June 2020					April-June 2019
	Chilean Operations	Brazilian Operations	Argentine Operations	Paraguay Operations	Total (1)	Chilean Operations	Brazilian Operations	Argentine Operations	Paraguay Operations	Total (1)	% Ch.
Volume total beverages (Million UC)	40.7	54.3	29.4	13.1	137.3	50.2	58.3	37.6	14.8	160.8	-14.6%
Transactions (Million)	163.1	224.0	104.0	59.7	550.8	292.1	309.1	178.1	90.2	869.4	-36.6%

Net sales	108,890	112,250	60,373	31,339	312,303	132,757	131,423	83,218	32,968	379,718	-17.8%
Cost of sales	(67,125)	(74,860)	(37,129)	(18,553)	(197,118)	(81,733)	(80,834)	(46,909)	(19,502)	(228,330)	-13.7%
Gross profit	41,765	37,390	23,244	12,786	115,185	51,024	50,589	36,309	13,466	151,387	-23.9%
Gross margin	38.4%	33.3%	38.5%	40.8%	36.9%	38.4%	38.5%	43.6%	40.8%	39.9%
Distribution and administrative expenses	(36,737)	(25,389)	(28,355)	(7,548)	(98,029)	(39,198)	(35,635)	(32,599)	(7,621)	(115,052)	-14.8%

Corporate expenses (2)					(917)					(1,187)	-22.8%
Operating income (3)	5,027	12,002	(5,111)	5,239	16,240	11,826	14,954	3,710	5,845	35,149	-53.8%
Operating margin	4.6%	10.7%	-8.5%	16.7%	5.2%	8.9%	11.4%	4.5%	17.7%	9.3%
Adjusted EBITDA (4)	16,272	18,803	640	8,029	42,827	23,375	22,177	9,901	8,157	62,424	-31.4%
Adjusted EBITDA margin	14.9%	16.8%	1.1%	25.6%	13.7%	17.6%	16.9%	11.9%	24.7%	16.4%

Financial (expenses) income (net)					(4,547)					(9,557)	-52.4%
Share of (loss) profit of investments accounted for using the equity method					239					(609)	-139.3%
Other income (expenses) (5)					(5,349)					669	-899.0%
Results by readjustement unit and exchange rate difference					(3,803)					(2,791)	36.3%

Net income before income taxes					2,779					22,862	-87.8%

Income tax expense					(2,199)					(7,830)	-71.9%

Net income					580					15,032	-96.1%

Net income attributable to non-controlling interests					722					167	331.3%
Net income attributable to equity holders of the parent					1,302					15,200	-91.4%
Net margin					0.4%					4.0%

WEIGHTED AVERAGE SHARES OUTSTANDING					946.6					946.6
EARNINGS PER SHARE					1.4					16.1
EARNINGS PER ADS					8.3					96.3	-91.4%

(1) Total may be different from the addition of the four countries because of intercountry eliminations.

(2) Corporate expenses partially reclassified to the operations.

(3) Operating Income considers Net Sales, Cost of Sales, Distribution Costs, and Administrative Expenses included in the Financial Statements filed with the Chilean Financial Market Comission and determined in accordance to IFRS.

(4) Adjusted EBITDA considers Net Sales, Cost of Sales, Distribution Costs, and Administrative Expenses included in the Financial Statements filed with the Chilean Financial Market Comission and determined in accordance to IFRS, plus Depreciation.

(5) Other income (expenses) includes the following lines of the income statement by function included in the published financial statements in the Financial Market Comission: "Other income", "Other expenses" and "Other (loss) gains".

Embotelladora Andina S.A.
Second Quarter Results for the period ended June 30, 2020. Reported figures, IFRS GAAP.
(In nominal million US$, except per share)

	Exch. Rate :		822.43			Exch. Rate :		683.81

	April-June 2020					April-June 2019
	Chilean Operations	Brazilian Operations	Argentine Operations	Paraguay Operations	Total (1)	Chilean Operations	Brazilian Operations	Argentine Operations	Paraguay Operations	Total (1)	% Ch.
Volume total beverages (Million UC)	40.7	54.3	29.4	13.1	137.3	50.2	58.3	37.6	14.8	160.8	-14.6%
Transactions (Million)	163.1	224.0	104.0	59.7	550.8	292.1	309.1	178.1	90.2	869.4	-36.6%

Net sales	132.4	136.5	73.5	38.1	379.8	194.1	192.2	122.5	48.2	556.1	-31.7%
Cost of sales	(81.6)	(91.0)	(45.2)	(22.6)	(239.7)	(119.5)	(118.2)	(69.1)	(28.5)	(334.4)	-28.3%
Gross profit	50.8	45.5	28.3	15.5	140.1	74.6	74.0	53.5	19.7	221.8	-36.8%
Gross margin	38.4%	33.3%	38.5%	40.8%	36.9%	38.4%	38.5%	43.6%	40.8%	39.9%
Distribution and administrative expenses	(44.7)	(30.9)	(34.5)	(9.2)	(119.2)	(57.3)	(52.1)	(48.0)	(11.1)	(168.6)	-29.3%

Corporate expenses (2)					(1.1)					(1.7)	-35.8%
Operating income (3)	6.1	14.6	(6.2)	6.4	19.7	17.3	21.9	5.5	8.5	51.4	-61.6%
Operating margin	4.6%	10.7%	-8.5%	16.7%	5.2%	8.9%	11.4%	4.5%	17.7%	9.2%
Adjusted EBITDA (4)	19.8	22.9	0.8	9.8	52.1	34.2	32.4	14.6	11.9	91.4	-43.0%
Adjusted EBITDA margin	14.9%	16.8%	1.1%	25.6%	13.7%	17.6%	16.9%	11.9%	24.7%	16.4%

Financial (expenses) income (net)					(5.5)					(13.9)	-60.3%
Share of (loss) profit of investments accounted for using the equity method					0.3					(0.9)	-132.7%
Other income (expenses) (5)					(6.5)					1.0	-771.7%
Results by readjustement unit and exchange rate difference					(4.6)					(4.1)	14.0%

Net income before income taxes					3.4					33.5	-90.0%

Income tax expense					(2.7)					(11.5)	-76.7%

Net income					0.7					22.1	-96.8%

Net income attributable to non-controlling interests					0.9					(0.2)	-458.6%
Net income attributable to equity holders of the parent					1.6					21.8	-92.8%
Net margin					0.4%					3.9%

WEIGHTED AVERAGE SHARES OUTSTANDING					946.6					946.6
EARNINGS PER SHARE					0.00					0.02
EARNINGS PER ADS					0.01					0.14	-92.8%

(1) Total may be different from the addition of the four countries because of intercountry eliminations.
(2) Corporate expenses partially reclassified to the operations.
(3) Operating Income considers Net Sales, Cost of Sales, Distribution Costs, and Administrative Expenses included in the Financial Statements filed with the Chilean Financial Market Comission and determined in accordance to IFRS.
(4) Adjusted EBITDA considers Net Sales, Cost of Sales, Distribution Costs, and Administrative Expenses included in the Financial Statements filed with the Chilean Financial Market Comission and determined in accordance to IFRS, plus Depreciation.
(5) Other income (expenses) includes the following lines of the income statement by function included in the published financial statements in the Financial Market Comission: "Other income", "Other expenses" and "Other (loss) gains".

Embotelladora Andina S.A.

Six Months Results for the period ended June 30, 2020. Reported figures, IFRS GAAP.

(In nominal million Chilean pesos, except per share)

	January-June 2020					January-June 2019
	Chilean Operations	Brazilian Operations	Argentine Operations	Paraguay Operations	Total (1)	Chilean Operations	Brazilian Operations	Argentine Operations	Paraguay Operations	Total (1)	% Ch.
Volume total beverages (Million UC)	108.0	121.4	75.7	30.9	335.6	114.7	124.3	86.6	32.8	358.3	-6.3%
Transactions (Million)	510.1	578.4	319.4	163.4	1,571.3	635.1	663.1	408.6	197.1	1,904.0	-17.5%

Net sales	283,342	282,520	167,368	77,425	809,296	289,633	286,699	193,175	71,896	840,180	-3.7%
Cost of sales	(168,166)	(184,853)	(91,127)	(43,146)	(485,931)	(175,119)	(176,234)	(104,786)	(41,758)	(496,674)	-2.2%
Gross profit	115,177	97,668	76,241	34,279	323,365	114,514	110,465	88,388	30,138	343,506	-5.9%
Gross margin	40.6%	34.6%	45.6%	44.3%	40.0%	39.5%	38.5%	45.8%	41.9%	40.9%
Distribution and administrative expenses	(82,642)	(64,915)	(65,213)	(17,310)	(230,081)	(82,233)	(68,388)	(70,211)	(15,638)	(236,468)	-2.7%

Corporate expenses (2)					(2,285)					(2,284)	0.0%
Operating income (3)	32,534	32,752	11,028	16,970	90,999	32,282	42,078	18,178	14,501	104,754	-13.1%
Operating margin	11.5%	11.6%	6.6%	21.9%	11.2%	11.1%	14.7%	9.4%	20.2%	12.5%
Adjusted EBITDA (4)	54,596	47,277	23,255	22,282	145,124	55,292	56,385	30,158	19,097	158,649	-8.5%
Adjusted EBITDA margin	19.3%	16.7%	13.9%	28.8%	17.9%	19.1%	19.7%	15.6%	26.6%	18.9%

Financial (expenses) income (net)					(14,856)					(19,409)	-23.5%
Share of (loss) profit of investments accounted for using the equity method					1,275					8	16065.4%
Other income (expenses) (5)					(8,175)					(1,713)	377.1%
Results by readjustement unit and exchange rate difference					(10,743)					(3,908)	174.9%

Net income before income taxes					58,500					79,731	-26.6%

Income tax expense					(9,427)					(17,750)	-46.9%

Net income					49,072					61,981	-20.8%

Net income attributable to non-controlling interests					(276)					(363)	-24.1%
Net income attributable to equity holders of the parent					48,797					61,618	-20.8%
Net margin					6.0%					7.3%

WEIGHTED AVERAGE SHARES OUTSTANDING					946.6					946.6
EARNINGS PER SHARE					51.6					65.1
EARNINGS PER ADS					309.3					390.6	-20.8%

(1) Total may be different from the addition of the four countries because of intercountry eliminations.

(2) Corporate expenses partially reclassified to the operations.

(3) Operating Income considers Net Sales, Cost of Sales, Distribution Costs, and Administrative Expenses included in the Financial Statements filed with the Chilean Financial Market Comission and determined in accordance to IFRS.

(4) Adjusted EBITDA considers Net Sales, Cost of Sales, Distribution Costs, and Administrative Expenses included in the Financial Statements filed with the Chilean Financial Market Comission and determined in  accordance to IFRS, plus Depreciation.

(5) Other income (expenses) includes the following lines of the income statement by function included in the published financial statements in the Financial Market Comission: "Other income", "Other expenses" and "Other (loss) gains".

Embotelladora Andina S.A.

Six Months Results for the period ended June 30, 2020. Reported figures, IFRS GAAP.

(In nominal million US$, except per share)

	Exch. Rate :	813.41					Exch. Rate :	675.38

	January-June 2020					January-June 2019
	Chilean Operations	Brazilian Operations	Argentine Operations	Paraguay Operations	Total (1)	Chilean Operations	Brazilian Operations	Argentine Operations	Paraguay Operations	Total (1)	% Ch.
Volume total beverages (Million UC)	108.0	121.4	75.7	30.9	335.6	114.7	124.3	86.6	32.8	358.3	-6.3%
Transactions (Million)	510.1	578.4	319.4	163.4	1,571.3	635.1	663.1	408.6	197.1	1,904.0	-17.5%

Net sales	348.3	347.3	203.8	95.2	993.0	428.8	424.5	284.4	106.5	1,242.4	-20.1%
Cost of sales	(206.7)	(227.3)	(111.0)	(53.0)	(596.3)	(259.3)	(260.9)	(154.3)	(61.8)	(734.5)	-18.8%
Gross profit	141.6	120.1	92.8	42.1	396.6	169.6	163.6	130.1	44.6	507.9	-21.9%
Gross margin	40.6%	34.6%	45.6%	44.3%	39.9%	39.5%	38.5%	45.8%	41.9%	40.9%
Distribution and administrative expenses	(101.6)	(79.8)	(79.4)	(21.3)	(282.1)	(121.8)	(101.3)	(103.4)	(23.2)	(349.5)	-19.3%

Corporate expenses (2)					(2.8)					(3.4)	-16.9%
Operating income (3)	40.0	40.3	13.4	20.9	111.7	47.8	62.3	26.8	21.5	155.0	-27.9%
Operating margin	11.5%	11.6%	6.6%	21.9%	11.3%	11.1%	14.7%	9.4%	20.2%	12.5%
Adjusted EBITDA (4)	67.1	58.1	28.3	27.4	178.1	81.9	83.5	44.4	28.3	234.7	-24.1%
Adjusted EBITDA margin	19.3%	16.7%	13.9%	28.8%	17.9%	19.1%	19.7%	15.6%	26.6%	18.9%

Financial (expenses) income (net)					(18.3)					(28.8)	-36.6%
Share of (loss) profit of investments accounted for using the equity method					1.6					0.0	13322.2%
Other income (expenses) (5)					(10.0)					(2.5)	298.5%
Results by readjustement unit and exchange rate difference					(13.2)					(5.8)	127.2%

Net income before income taxes					71.8					117.8	-39.0%

Income tax expense					(11.5)					(26.3)	-56.1%

Net income					60.3					91.6	-34.1%

Net income attributable to non-controlling interests					(0.3)					(0.5)	-37.0%
Net income attributable to equity holders of the parent					60.0					91.0	-34.1%
Net margin					6.0%					7.3%

WEIGHTED AVERAGE SHARES OUTSTANDING					946.6					946.6
EARNINGS PER SHARE					0.06					0.10
EARNINGS PER ADS					0.38					0.58	-34.1%

(1) Total may be different from the addition of the four countries because of intercountry eliminations.

(2) Corporate expenses partially reclassified to the operations.

(3) Operating Income considers Net Sales, Cost of Sales, Distribution Costs, and Administrative Expenses included in the Financial Statements filed with the Chilean Financial Market Comission and determined in accordance to IFRS.

(4) Adjusted EBITDA considers Net Sales, Cost of Sales, Distribution Costs, and Administrative Expenses included in the Financial Statements filed with the Chilean Financial Market Comission and determined in accordance to IFRS, plus Depreciation.

(5) Other income (expenses) includes the following lines of the income statement by function included in the published financial statements in the Financial Market Comission: "Other income", "Other expenses" and "Other (loss) gains".

Embotelladora Andina S.A.

Second Quarter Results for the period ended June 30, 2020.

(In local nominal currency of each period, except Argentina (3))

	April-June 2020				April-June 2019
	Chile Million Ch$	Brazil Million R$	Argentina (3) Million AR$	Paraguay Million G$	Chile Million Ch$	Brazil Million R$	Argentina (3) Million AR$	Paraguay Million G$
	Nominal	Nominal	IAS29	Nominal	Nominal	Nominal	IAS 29	Nominal
Total beverages volume (Million UC)	40.7	54.3	29.4	13.1	50.2	58.3	37.6	14.8
Transactions (Million)	163.1	224.0	104.0	59.7	292.1	309.1	178.1	90.2

Net sales	108,890	737.0	5,179.9	251,873	132,757	753.8	7,475.0	302,109
Cost of sales	(67,125)	(492.0)	(3,185.6)	(149,099)	(81,733)	(463.5)	(4,213.8)	(178,622)
Gross profit	41,765	245.0	1,994.3	102,773	51,024	290.3	3,261.2	123,487
Gross margin	38.4%	33.2%	38.5%	40.8%	38.4%	38.5%	43.6%	40.9%
Distribution and administrative expenses	(36,737)	(166.1)	(2,432.9)	(60,588)	(39,198)	(204.3)	(2,921.8)	(69,810)

Operating income (1)	5,027	78.9	(438.5)	42,185	11,826	85.9	339.4	53,677
Operating margin	4.6%	10.7%	-8.5%	16.7%	8.9%	11.4%	4.5%	17.8%
Adjusted EBITDA (2)	16,272	123.4	54.9	64,613	23,375	127.4	889.3	74,848
Adjusted EBITDA margin	14.9%	16.7%	1.1%	25.7%	17.6%	16.9%	11.9%	24.8%

(1) Operating Income considers Net Sales, Cost of Sales, Distribution Costs, and Administrative Expenses included in the Financial Statements filed with the Chilean Financial Market Comission and determined in accordance to IFRS.

(2) Adjusted EBITDA considers Net Sales, Cost of Sales, Distribution Costs, and Administrative Expenses included in the Financial Statements filed with the Chilean Financial Market Comission and determined in accordance to IFRS, plus Depreciation.

(3) Argentina 2020 figures are presented in accordance to IAS 29, in June 2020 currency. 2019 figures are also presented in accordance to IAS 29, in June 2020 currency.

Embotelladora Andina S.A.

Six Months Results for the period ended June 30, 2020.

(In local nominal currency of each period, except Argentina (3))

	January-June 2020				January-June 2019
	Chile Million Ch$	Brazil Million R$	Argentina (3) Million AR$	Paraguay Million G$	Chile Million Ch$	Brazil Million R$	Argentina (3) Million AR$	Paraguay Million G$
	Nominal	Nominal	IAS29	Nominal	Nominal	Nominal	IAS 29	Nominal
Total beverages volume (Million UC)	108.0	121.4	75.7	30.9	114.7	124.3	86.6	32.8
Transactions (Million)	510.1	578.4	319.4	163.4	635.1	663.1	408.6	197.1

Net sales	283,342	1,674.9	14,359.9	627,295	289,633	1,630.5	17,351.8	656,684
Cost of sales	(168,166)	(1,098.0)	(7,818.5)	(349,333)	(175,119)	(1,002.2)	(9,412.4)	(381,344)
Gross profit	115,177	576.9	6,541.4	277,962	114,514	628.3	7,939.4	275,339
Gross margin	40.6%	34.4%	45.6%	44.3%	39.5%	38.5%	45.8%	41.9%
Distribution and administrative expenses	(82,642)	(384.5)	(5,595.2)	(139,990)	(82,233)	(389.0)	(6,302.7)	(142,770)

Operating income (1)	32,534	192.4	946.2	137,972	32,282	239.3	1,636.7	132,569
Operating margin	11.5%	11.5%	6.6%	22.0%	11.1%	14.7%	9.4%	20.2%
Adjusted EBITDA (2)	54,596	279.6	1,995.2	180,886	55,292	320.8	2,712.9	174,546
Adjusted EBITDA margin	19.3%	16.7%	13.9%	28.8%	19.1%	19.7%	15.6%	26.6%

(1) Operating Income considers Net Sales, Cost of Sales, Distribution Costs, and Administrative Expenses included in the Financial Statements filed with the Chilean Financial Market Comission and determined in accordance to IFRS.

(2) Adjusted EBITDA considers Net Sales, Cost of Sales, Distribution Costs, and Administrative Expenses included in the Financial Statements filed with the Chilean Financial Market Comission and determined in accordance to IFRS, plus Depreciation.

(3) Argentina 2020 figures are presented in accordance to IAS 29, in June 2020 currency. 2019 figures are also presented in accordance to IAS 29, in June 2020 currency.

Embotelladora Andina S.A.

Consolidated Balance Sheet

(In million Chilean pesos)

				Variation %
ASSETS	06-30-2020	12-31-2019	06-30-2019	12-31-2019	06-30-2019
Cash + Time deposits + market. Securit.	372,533	157,915	117,450	135.9%	217.2%
Account receivables (net)	134,524	201,913	129,415	-33.4%	3.9%
Inventories	132,856	147,641	155,701	-10.0%	-14.7%
Other current assets	36,926	26,004	22,762	42.0%	62.2%
Total Current Assets	676,839	533,474	425,329	26.9%	59.1%

Property, plant and equipment	1,551,822	1,620,343	1,563,111	-4.2%	-0.7%
Depreciation	(886,743)	(897,624)	(848,771)	-1.2%	4.5%
Total Property, Plant, and Equipment	665,079	722,719	714,340	-8.0%	-6.9%

Investment in related companies	91,639	99,867	101,188	-8.2%	-9.4%
Goodwill	108,880	121,222	117,733	-10.2%	-7.5%
Other long term assets	923,725	913,667	787,761	1.1%	17.3%
Total Other Assets	1,124,244	1,134,755	1,006,682	-0.9%	11.7%

TOTAL ASSETS	2,466,162	2,390,948	2,146,352	3.1%	14.9%

				Variation %
LIABILITIES & SHAREHOLDERS' EQUITY	06-30-2020	12-31-2019	06-30-2019	12-31-2019	06-30-2019
Short term bank liabilities	384	1,438	20,567	-73.3%	-98.1%
Current portion of bonds payable	22,889	21,605	21,009	5.9%	8.9%
Other financial liabilities	17,428	17,550	18,746	-0.7%	-7.0%
Trade accounts payable and notes payable	211,909	297,339	217,358	-28.7%	-2.5%
Other liabilities	55,783	73,726	61,504	-24.3%	-9.3%
Total Current Liabilities	308,392	411,658	339,185	-25.1%	-9.1%

Long term bank liabilities	745	909	1,634	-18.1%	-54.4%
Bonds payable	988,781	718,963	693,713	37.5%	42.5%
Other financial liabilities	120,499	23,455	24,313	413.7%	395.6%
Other long term liabilities	209,988	267,059	213,838	-21.4%	-1.8%
Total Long Term Liabilities	1,320,013	1,010,386	933,499	30.6%	41.4%

Minority interest	21,011	20,254	19,453	3.7%	8.0%

Stockholders' Equity	816,747	948,650	854,215	-13.9%	-4.4%

TOTAL LIABILITIES & SHAREHOLDERS' EQUITY	2,466,162	2,390,948	2,146,352	3.1%	14.9%

Financial Highlights

(In million Chilean pesos)

	Accumulated
ADDITIONS TO FIXED ASSETS	06-30-2020	12-31-2019	06-30-2019
Chile	15,319	56,141	35,296
Brazil	9,237	22,737	9,636
Argentina	7,327	22,011	12,850
Paraguay	5,062	15,283	3,177
Total	36,944	116,171	60,959

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.

EMBOTELLADORA ANDINA S.A.

By:	/s/ Andrés Wainer
Name: Andrés Wainer
Title: Chief Financial Officer

Santiago, July 28, 2020